LAS VEGAS FROM HOME.COM

ENTERTAINMENT INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

THREE MONTH PERIOD ENDED MARCH 31, 2006

(Unaudited – Prepared by Management)

(These interim financial statements have not been reviewed by the Company’s Auditor)

	March 31	December 31
	2006	2005
	(unaudited)	(audited)
ASSETS
Current
Cash & term deposit	$9,885,486	$8,408,620
Marketable securities	89,193	379,236
Accounts receivable (note 6)	1,391,676	1,801,274
Due from related parties (note 11(c))	—	4,740
Prepaids & security deposits	42,930	27,499

	11,409,285	10,621,369
Equipment & Software Development (note 8)	2,197,214	2,198,239

	$13,606,499	$12,819,608

LIABILITIES
Current
Customer deposits, accounts payable & accrued	$	$
Liabilities (note 7)	2,336,018	2,111,066
Due to related parties (note 11(b))	98,995	60,929
Obligation under capital lease (note 9)	17,078	20,268

	2,452,091	2,192,263
Obligation under capital lease	—	2,550

	2,452,091	2,194,813

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Capital stock (note 10(b))	27,236,550	27,096,835
Contributed Surplus (note 10(e))	2,381,124	2,306,354
Deficit	(18,463,266)	(18,778,394)

	11,154,408	10,624,795

Total Liabilities & Stockholders’ Equity	$13,606,499	$12,819,608

Commitments and Subsequent Events (notes 13 & 14)

On behalf of the Board,

“Bedo H. Kalpakian” “Neil Spellman”

	March 31	March 31
	2006	2005
Revenue	$3,678,721	$2,084,056
Interest	62,334	1,255

	$3,741,055	$2,085,311

Expenses
Advertising and promotion	1,542,017	746,969
Consulting and professional fees	74,754	90,127
Amortization	142,608	65,336
Donation	1,000	10,000
Bank charges, interest and foreign exchange	6,029	2,373
Legal, accounting and audit	46,327	33,749
Management fees	90,000	45,000
Office	125,659	44,816
Regulatory and transfer agent fees	1,470	2,098
Rent	136,991	78,625
Salaries and benefits	829,032	334,252
Shareholder communication	—	250
Commission fees	12,700	—
Transaction fees	275,173	176,288
Telephone	17,310	9,377
Travel, meals and entertainment	83,730	81,722

	$3,384,800	$1,720,982

Gain (loss) before other items	356,255	364,329

Other items
Write down of securities	41,127	—
	41,127	-

Net gain (loss) for period	$315,128	$364,329

Deficit, beginning of period	(18,778,394)	(19,867,135)

Deficit, end of period	$(18,463,266)	$(19,502,806)

Weighted average number of shares	93,114,908	77,406,344

Net and fully diluted gain (loss) per common share	$0.003	$0.005

	March 31	March 31
	2006	2005
Cash provided by (used for)
Operations
Net gain (loss)	$315,128	$364,329
Items not affecting cash
Amortization	142,608	65,336
Capitalization of deferred amortization on software development	—	3,940
Write down of securities	41,127	—
Foreign exchange	—	(7,377)
Stock based compensation	74,770	—

Operating Cash Flow	573,633	426,228

Changes in non-cash working capital:
Accounts receivable	409,598	(295,817)
Prepaids and security deposits	(15,431)	87,629
Due from related party	4,740	(126,817)
Accounts payable and accrued liabilities	224,952	(80,503)
Due to related parties	38,066	2,969
	661,925	(412,539)

	1,235,558	13,689

Cash provided by Financing Activities
Common shares issued, net of issue costs	139,715	902,720
Other obligations (loans payable)	—	(305,658)
Capital Subscriptions	—	450,000
Repayment of capital lease	(5,740)	(4,695)
	133,975	1,042,367

Investing
Equipment	(10,607)	(23,967)
Proceeds on sale of marketable securities	248,916	—
Additions to software development	(130,976)	(235,121)
	107,333	(259,088)

Outflow of Cash
Increase in cash and cash equivalents	1,476,866	796,968
Cash and cash equivalents, beginning of period	8,408,620	(20,717)

Cash and cash equivalents, end of period	$9,885,486	$776,251

1.	Nature of Operations and Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a “going concern” basis, which assumes that Las Vegas From Home.com Entertainment Inc., (the “Company” or “LVFH”) will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The principal business of the Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) is the development and marketing of software for on-line multi-player interactive card games.

During 2002, Action moved its operations from its location in Antigua to the facilities of Mohawk Internet Technologies Inc. (“Mohawk”) which acts as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve (“Kahnawake”) in Canada.

Kahnawake has reserve status in Canada, which has its own regulations and laws concerning interactive gaming. These regulations allow the Kahnawake Gaming Commission to issue a gaming licence to a third party authorizing the conduct of authorized games by means of a telecommunication device, including the Internet. The law in Kahnawake regarding on-line gaming has not yet been tested by Canadian legal authorities therefore the legality of this issue is inconclusive.

The Kahnawake Gaming Commission issued to Action, an interactive gaming license to operate and exploit an Internet gaming facility, to be located at Mohawk. Action is the owner and operator of www.tigergaming.com, www.actionpoker.com, www.atlantisworldpoker.com, www.holycowpoker.com, and www.pokerincanada.com. Furthermore, Action hosts and operates other online poker websites on behalf of its licensees.

The gaming and entertainment operations are carried on by Action. The principal revenues of Action are from collecting rakes, licensing fees and royalties.

During 2005, Action has licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which is operated by Action under the URL www.playvegasfromhome.com .

Although management believes that the conduct of Internet gaming related activities by Action will represent a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities. If the legality of the Internet gaming related activities are challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

Prior to the last fiscal year, the Company has incurred significant operating losses in previous fiscal years. Management’s efforts are directed at increasing revenues and pursuing opportunities of merit for the Company.

These financial statements do not reflect adjustments that would be necessary if the “going concern” assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the “going concern” assumption used in preparing these financial statements.

1.	Nature of Operations and Going Concern (Continued)

If the “going concern” assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and all amounts are expressed in Canadian dollars. These principles differ in certain respects from those that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America. These unaudited interim financial statements should be read in conjunction with the most recent audited annual financial statements. The significant accounting policies follow that of the most recently reported audited annual financial statements. In the opinion of the Company, its unaudited interim financial statements contain all of the adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3.	Significant Accounting Policies

(a)	Principles of consolidation

These consolidated financial statements include the accounts of Las Vegas From Home.com Entertainment Inc., and its wholly-owned subsidiaries Action Poker Gaming Inc. (Antigua), Action Commerce Limited (UK), APG Enterprises Limited (Cyprus), and APG Enterprises (Armenia). All inter-company balances and transactions have been eliminated.

(b)	Cash and term deposits

Cash and term deposits consist of cash on hand and term deposits with maturities of less than one year at the date of acquisition.

(c)	Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

(d)	Amortization

Amortization of software and development costs and equipment is calculated on the following bases and annual rates:

Software and development costs Computer equipment Automobile Office furniture	- 5 years straight-line - 30% declining-balance - 30% declining-balance - 20% declining-balance

3.	Significant Accounting Policies (Continued)

(e)	Software development costs

Research costs are expensed as incurred. Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. The criteria include identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software, the Company’s intent to market the software, and the existence of adequate resources to complete the project. Software development costs are amortized over an estimated useful life of five years or prorated over its expected revenue stream whichever is higher, commencing in the year when commercial sales of the products commence. Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.

(f) Stock-based compensation plans

Effective January 2004, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of stock-based compensation including stock options. Previously, the Company did not record any compensation cost on the granting of stock options, as the exercise price was equal to or greater than the market price at the date of the grants. Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option pricing model.

As a result of this change in accounting, the 2004 opening deficit was restated on a retroactive basis to show the effect of compensation expense associated with stock option grants in 2003 of $214,024 and $83,051 in 2002. Accordingly, contributed surplus was increased by $297,075 in 2004.

(g)	Revenue recognition

The Company recognizes revenues from licensees and customers on an accrual basis according to the terms and conditions of each individual license agreement. Allowances for non-collection of revenues are made when collectibility becomes uncertain.

Each license agreement generates a minimum of two or a maximum of three different types of revenue.

Recognition of revenue for each type of revenue is as follows:-

(i)	License fees for all licensees

License fees are one-time non-refundable fees, which are for entering into the license agreements. License fees are recognized when received.

(ii)	Rake percentages from licensees

Rake revenue earned by the Company is based on negotiated percentages of gross rake revenue as specified in the agreements with licensees, which vary from agreement to agreement. The Company recognizes its percentage of rake revenue at the end of the month based on the rake collected on behalf of the licensees; the balance is then paid out to the licensees in the subsequent month.

3.

Significant Accounting Policies (Continued)

(iii)	Administration fees

Administration fees revenue earned by the Company is based on negotiated percentages as specified in the agreements with certain licensees, which vary from agreement to agreement. The fees charged are for administrative services provided by the Company. The Company recognizes these fees as a percentage of the rake collected on behalf of the licensee on a monthly basis.

(iv)	Rake revenue

Rake revenue from customers coming through the Company’s own websites is collected when a player joins a table, and is non-refundable. As such, revenue is recognized when a player joins a table.

(v)	The Company has an agreement with Bronx Ventures Inc. (“Bronx”), a related company, whereby Bronx receives 40% of the revenue from certain card games. LVFH reduces its revenue by these amounts, (see note 11(a)).

(vi)	The Company recognizes revenues/losses from its Online Casino once a player loses or wins a wager.

(h)	Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants (“CICA”). Under the liability method future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets can also result by applying unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(i)	Player deposits

Player deposits are included in the Company’s Accounts Payables, and represent funds deposited by the Players.

(j)	Foreign currency translation

The Company’s functional currency is the Canadian dollar; therefore, amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets, liabilities and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses, (excluding amortization which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

3.	Significant Accounting Policies (Continued)

Gains and losses arising from this translation of foreign currency are included in net income.

(k)	Earnings (loss) per share

Earnings (loss) per share is calculated using the weighted average number of shares outstanding during the period. The dilutive effect of options and warrants is not reflected in the earnings (loss) per share for the three month periods ended March 31, 2006 and 2005 as the effect would have been anti-dilutive.

(l)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

4.	Financial Instruments

(i)	Fair value

The carrying value of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)	Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, risks on accounts receivable is minimal as receivables are from major internet payment processors.

(iv)	Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year. The exchange rate may vary from time to time. This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(v)	Market risk

The Company is exposed to market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

5.	Marketable securities

	March 31	December 31
	2006	2005
Marketable securities	$89,193	$379,236

6.	Accounts receivable

Accounts receivable is comprised of the following:

		December 31
	March 31 2006	2005
Due from payment processors	$1,277,311	$1,532,292
Due from licensees	44,414	121,054
Accounts receivable	39,583	117,690
Security deposits	30,368	30,238

	$1,391,676	$1,801,274

7.	Customer deposits, accounts payable and accrued liabilities

Customer deposits, accounts payable and accrued liabilities are comprised of the following:

		December 31
	March 31 2006	2005
Customer deposits	$2,070,149	$1,806,436
Accounts payable and accrued liabilities	246,813	172,139
Payable to licensees	19,056	132,491

	$2,336,018	$2,111,066

8.	Equipment and software development

				March 31	December 31
				2006	2005
			Accumulated	Net	Net
	Cost		Amortization	Book Value	Book Value

Software and	$		$	$	$
development costs		2,347,036	568,390	1,778,646	1,758,469
Computer equipment		599,708	222,779	376,929	395,053
Automobile		11,420	2,563	8,857	9,491
Office furniture		7,353	1,018	6,335	6,634
Computer equipment under capital lease		64,320	37,873	26,447	28,592

		$3,029,837	$832,623	$2,197,214	$2,198,239

During 2001, the Company commenced developing its own multi-player interactive card games software. Amortization commenced in 2002 as the software was commercially released during the year. For the three month period ended March 31, 2006, the amount of $130,976 has been capitalized under software and development costs. Amortization expense of $110,799 has been applied to the costs capitalized for the three month period ended March 31, 2006.

9. Obligation under capital lease

The following is the schedule of future minimum lease payments under capital lease:

Amount
2006	$16,385
2007	2,556

Total minimum lease payments	$18,941
Less: Amount representing interest and executory costs	1,863

Present value of net minimum lease payments	$17,078
Less: Current portion	17,078

Obligation under capital lease	$0

10.	Capital stock

At the Annual and Special General Meeting of the Company’s shareholders which was held on June 30, 2005, the shareholders approved the deletion of the pre-existing Company Provisions in the Notice of Articles of the Company and in substitution, the shareholders approved the adoption of a new form of Articles for the Company pursuant to The Business Corporations Act (British Columbia). Furthermore, the shareholders approved the increase of the Company’s authorized share capital to an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, in each case without nominal or par value.

10.	Capital stock (Continued)

(a)	Authorized: Unlimited number of common shares and an unlimited number of preferred shares, in each case, without nominal or par value. There are no preferred shares issued.

(b)	Changes in capital stock:

	March 31, 2006		December 31, 2005
	Number		Number
	of Shares	Amount	of Shares	Amount
Balance beginning of period	92,514,678	$27,096,835	69,858,678	$17,299,101
Exercise of stock options for cash	357,592	64,715	2,740,500	463,360
Exercise of warrants for cash	300,000	75,000	2,430,000	428,000
Reclassification of contributed surplus on exercise of options	—	—	—	474,343
Private placements
net proceeds	—	—	17,485,500	8,432,031

Balance end of period	93,172,270	$27,236,550	92,514,678	$27,096,835

During the three month period ended March 31, 2006, the Company issued 357,592 common  shares of the Company to employees as a result of the exercising of stock options at prices ranging from $0.12 to $0.19 per common share for total proceeds to the Company of $64,715.

During the three month period ended March 31, 2006, the Company issued 300,000 common  shares of the Company to Bronx, a related party, as a result of the exercising of 300,000 warrants at a price of $0.25 per common share for total proceeds to the Company of $75,000.

(c) Stock Options

At the Annual and Special General Meeting of the Company’s shareholders which was held on June 30, 2005, the shareholders approved the amendment to the Company’s 2004 Stock Option Plan by increasing the maximum number of common shares which may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”). Pursuant to the Company’s Amended 2004 Stock Option Plan which has received TSX Venture Exchange (“TSX”) approval, the Company grants stock options to employees, directors, officers and consultants. The following summarizes the employees’, directors’, officers’ and consultants’ stock options that have been granted, exercised, or have expired during the three month period ended March 31, 2006:

10.	Capital stock (Continued)

	Number of Stock	Exercise
Stock Options	Options	Price $
Balance beginning of period	9,971,592	0.12 to 0.46
Options granted	0	n/a
Options exercised	(357,592)	0.12 to 0.19
Options expired	(50,000)	0.19

Balance end of period	9,564,000	0.12 to 0.46

(d)	Warrants

The following summarizes warrants that have been issued, exercised or have expired during the three month period ended March 31, 2006. All of the warrants have been issued in connection with the sale of common shares of the company, unless otherwise stated:

Warrants	Number of Warrants	Exercise Price $
Balance beginning of period	12,957,750	0.10 to 1.00
Warrants exercised	(300,000)	0.25
Warrants issued	—	n/a
Warrants expired	—	n/a

Balance end of period	*12,657,750	0.10 to 1.00

*Of which 6,242,750 warrants commenced trading on the TSX Venture Exchange under the trading symbol “LVH.WT” effective at the opening on September 14, 2005. Each warrant entitles the holder to purchase one common share at a price of $1.00 per share and will expire on May 13, 2007.

(e) Contributed Surplus –Stock Option compensation

The Company applies the fair value method using the Black-Scholes options model in accounting for its stock options granted to directors, officers, employees and consultants, and accordingly, stock option compensation of $74,770 was recognized as an expense. This amount is credited to contributed surplus and then subsequently transferred to capital stock on exercise of the options.

The fair value of each option grant is
calculated using the following weighted
average assumptions:
2005

Expected life (years)	2
Interest rate	3.00%
Volatility	186.43%
Dividend yield	0.00%

11.	Related party transactions

(a)	Pursuant to a Licensing Agreement dated November 4, 2002, the Company and Bronx, a related party, have equal ownership of the three card games Software. The Company’s Antiguan subsidiary is the operator of the three card games Software and receives 60% of all revenues generated from the operations of the three card games Software. Bronx receives the remaining 40%. In respect to this transaction, the Company received the approval of the TSX Venture Exchange on November 21, 2002. For the three month period ended March 31, 2006, the Company has paid to Bronx $146,304 which represents Bronx’s 40% share of revenues generated from the three card games Software (2005: $102,360).

(b) Due to related parties

	March 31	December 31
	2006	2005
Due to Directors	$2,150	$1,584
Due to Bronx Ventures Inc.	96,845	59,345

	$98,995	$60,929

Amounts payable to directors are for travel expenses incurred on behalf of the Company.

(c)	Due from related parties

	March 31	December 31
	2006	2005
Loan receivable from a director	$—	$4,740

	$—	$4,740

(d)	Related party transactions during the three month periods ended March 31, 2006 and 2005:

The Company shares office space and certain expenses with Bronx, a company related by common management, officers and certain directors. Prior to August 2001, Bronx charged the Company for its proportionate share of office rent, payroll expenses and other expenses. Subsequent to August 2001, rent for the office premises is paid by the Company and Bronx is charged for its proportionate share.

As of January 1, 2005, the Company and Bronx no longer have any related party transactions with regards to office expenses, loans, benefits and rent.

Paid management fees to a company related by common management and directors $90,000 (2005: $45,000);

A Director’s loan outstanding totalling $4,740 was repaid in full during the three month period ended March 31, 2006.

11. Related party transactions (Continued)

As of January 7, 2005, Bronx, a related company, has acquired for investment purposes, pursuant to the non-brokered private placement dated December 13, 2004, 1,250,000 units of the Company at $0.20 per unit for proceeds to the Company of $250,000. Each unit consists of one common share and one-half of one share purchase warrant. One whole share purchase warrant is required to acquire one additional common share at $0.25 per common share for a period of 24 months. During the quarter, Bronx acquired 300,000 common shares by exercising 300,000 warrants at $0.25 per common share for total proceeds to the Company of $75,000.

12. Income taxes

	December 31	December 31
	2005	2004
Future income tax assets
Excess of undepreciated capital cost over net book value of fixed assets	$211,000	$85,000
Excess of marketable securities tax value over carrying value	60,000	0
Share issuance costs tax value	214,000	0
Excess of unused exploration expenditures for Canadian tax purposes over net book value	96,000	102,000
Non-capital loss carry-forwards for Canadian Income Tax purposes	2,328,000	2,996,000
Capital losses	349,000	372,000

	3,258,000	3,555,000
Valuation allowance for future income tax assets	(3,258,000)	(3,555,000)

	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets will likely not be realized and consequently have not been recorded in these financial statements. For Canadian income tax purposes, the Company has exploration and development expenses of $269,000, which can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $979,000 that can be carried forward indefinitely.

The Company has available non capital losses of $6,534,000 that may be carried forward to apply against future income for Canadian tax purposes. The losses expire as follows:

12. Income taxes (Continued)

2007	626,000
2008	1,049,000

2009	1,578,000

2010	2,316,000

2014	965,000

$6,534,000

The benefit of these losses has not been recorded in these financial statements.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2005	2004
Income tax expense (benefit) computed at Canadian statutory rates	$388,000	$(2,032,000)
Amortization in excess of capital cost allowance	128,000	57,000
Non-deductible write-down of marketable securities	60,000	15,000
Share issuance and financing costs	(66,000)	(30,000)
Lawsuit settlement	(86,000)	91,000
Other	2,000	33,000
Non-deductible stock-based compensation	118,000	883,000
Differences attributable to income taxes of other countries	(64,000)	616,000
Unrecognized (utilized) tax losses	(480,000)	367,000

	$0	$0

13.	Commitments

(a)	Pursuant to agreements entered into with various parties, Action is required to make the following payments:

(i)	Interactive gaming license

Annual license fee of US $10,000;

13.

Commitments (Continued)

(ii)	Kahnawake server park rent

Monthly user fee of US $10,000;

(on a sliding scale, Kahnawake charges the Company for any additional increase in band width costs as they are incurred)

(iii)	Financial transaction fees

Minimum monthly fee of US $2,000 for the credit card transactions, plus bank surcharges and other charges or fees imposed by banks or clearing houses for handling credit card transactions;

(iv)	Casino Software Licensing Fees

Monthly Hosting & Support fee of US $2,660. License Fee calculated based on monthly casino results on a sliding scale basis.

(b)	Lease commitments

During the three month period ended March 31, 2006 the Company has entered into a lease agreement for its Vancouver offices for a term of 12 months effective February 1, 2006 at a monthly rent of $15,000 plus G.S.T.

14.	Subsequent events

Subsequent to the three month period ended March 31, 2006, a total of 45,000 employee stock options were exercised at a price of $0.12 per common share for total proceeds to the Company of $5,400. In addition, a total of 75,000 share purchase warrants were exercised at an exercise price of $0.20 per common share for total proceeds to the Company of $15,000.

Subsequent to the year ended December 31, 2005, the Company has entered into a Purchase and Novation Agreement with Bronx, a related party, whereby Bronx has agreed to sell all its right, title and interest in and to the three card games Software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of the Company (the “Purchase and Novation Agreement”). The Purchase and Novation Agreement is subject to the approval of the TSX Venture Exchange (“TSX”) and such approval from the TSX was received on April 28, 2006. The closing of the transaction will take place five business days after April 28, 2006.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Bedo H. Kalpakian, Chairman & C.F.O. of Las Vegas From Home.com Entertainment Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Las Vegas From Home.com Entertainment Inc., (the issuer) for the interim period ending March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: April 30, 2006.

“Bedo H. Kalpakian”

Bedo H. Kalpakian
Chairman & C.F.O.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Jacob H. Kalpakian, President & C.E.O. of Las Vegas From Home.com Entertainment Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Las Vegas From Home.com Entertainment Inc., (the issuer) for the interim period ending March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: April 30, 2006.

“Jacob H. Kalpakian”

Jacob H. Kalpakian
President & C.E.O.